UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.

Grupo Supervielle S.A. – Supervielle announces the appointment of Diego Pizzulli as CEO of its fintech subsidiary IOL invertironline and organizational changes, including the appointment of José Ignacio Bano as General Manager in Argentina

Autonomous City of Buenos Aires, June 28, 2022

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Supervielle announces the appointment of Diego Pizzulli as CEO of its fintech subsidiary IOL invertironline and organizational changes, including the appointment of José Ignacio Bano as General Manager in Argentina

Buenos Aires, June 28, 2022 – Argentina Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV), (“Supervielle” or the “Company”), a universal financial services group headquartered in Argentina with a nationwide presence, announced the appointment of Diego Pizzulli as Chief Executive Officer of IOL invertironline, effective July 1, 2022. Likewise, the Company announced changes in the organizational structure of this subsidiary, including the appointment of José Ignacio Bano as Country Manager of IOL invertironline SAU (Argentina), who has held this position since March 2022. Christel Sasse will serve as Chief Operating Officer, being responsible for the operational aspects of the Company and its regional development.

“Diego's extensive experience in digital platforms and his solid entrepreneurial and technological background are perfectly suited to lead the next IOL invertironline challenges related to the regionalization process to export our business model. I have great confidence in his vision and leadership to accelerate our regionalization strategy and contribute to the growth of our business,” commented Patricio Supervielle, Chairman & CEO of Grupo Supervielle. "I am confident in José's ability and experience to implement our client-centric strategy and consolidate our franchise in Argentina as an online investment broker. I also want to thank Christel for her important contributions in recent months leading the Company and for her continuity developing our regional projects regarding Latin America."

Diego Pizzulli stated: “I am very excited about the opportunity to lead IOL in this stage of growth and new markets development in Latin America. I am impressed by the growth and consolidation that IOL has been showing in Argentina and eager to lead the Company in this new stage of regionalization, where we will take this successful model to the rest of Latin America. Going forward, my goal and that of all IOLers is to scale our business, both in Argentina and in other countries in the region, and continue to focus on providing the best experience to all users of our platform.”

Diego Pizzulli has 15 years of experience in the technology industry, developing strategies with a focus on innovation, managing digital products and businesses, and executing projects. He was co-founder and CEO of Alta, a 100% digital broker. Before founding Alta, Diego was co-founder, CEO and Director of Cash-online, an Argentine Fintech company with focus in online lending. He previously held various positions at Despegar.com. He is an economist graduated from the Universidad Católica Argentina and obtained an MBA from the Universidad de San Andrés in Argentina.

José Ignacio Bano has a degree in Economics from Universidad de San Andrés and obtained an MBA from Universidad del CEMA, he also has a Diploma in Business Intelligence from Universidad Austral. Likewise, he has 9 years of experience at IOL invertironline Argentina, having started as Business Manager, then worked as Financial

Advisor and Business Intelligence Manager. In October 2019 he was appointed Research and Data Science Manager, a position he held prior to this new appointment.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9
Grupo Supervielle S.A.

Date: June 29, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer